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14049116

* mK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 – 43985

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2013** AND ENDING **DECEMBER 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

PRIME EXECUTIONS, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o Accounting and Compliance International , 40 Wall Street

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Gettenberg **212-668-8700**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 7 2014
REGISTRATIONS BRANCH

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

KH 3/28

OATH OR AFFIRMATION

I, *ANDREW SILVERMAN*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *PRIME EXECUTIONS INC. as of Dec 31, 2013*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

President
Title

X ______________________
Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report** contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRIME EXECUTIONS INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 117,612
Receivable from clearing broker	210,355
Commissions receivable	386,670
Securities Long - at market (Note 3)	17,038
Secured demand note recevable from subordinated lenders (collaterized by securities with a market value of $1,859,358) (Note 4)	850,000
Other Assets	96,240
Total assets	$ 1,677,915

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 434,046
Loans from Officers (Note 5)	27,500
Total liabilities	461,546
Commitments and Contingencies (Note 7)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreements (Note 4)	850,000
Stockholders' equity (Note 8)	
Common stock - Class B, $0.01 par value 300 shares issued and outstanding	
Common stock - Class A, $0.01 par value 133 1/3 shares issued and outstanding	100
Additional paid-in capital	215,000
Retained earnings	533,833
Treasury Stock	(382,564)
Total stockholders' equity	366,369
Total liabilities and stockholders' equity	$ 1,677,915

PRIME EXECUTIONS INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Note 1 - Nature of Business

Prime Executions, Inc. ("The Company") is a Delaware corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents.

The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) Equipment

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using straight line method. Leasehold and improvements are amortized over the life of the lease using straight line method.

f) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2013:

	Fair Value Measurements Using		
Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Total	(Level 1)	(Level 2)	(Level 3)
$17,038	$17,038	$-0-	$-0-
$17,038	$17,038		

Note 3 - Securities Owned - At Market Value

Securities owned at quoted market values at December 31, 2013, are summarized as follows:

Equity	$17,038
	$17,038

PRIME EXECUTIONS INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Note 4 - Liabilities Subordinated to theClaims of General Creditors

The subordinated liability consists of two secured demand notes evidenced by secured demand note collateral agreements and subordinated loan agreement, all of which are approved by FINRA. The notes mature on June 25, 2013, and bear interest of .05% annum.

Note 5 - Due to Officers

The liabilities are due on demand and there is no interest.

Note 6 - Profit Sharing Plan

Effective January 1, 1999, the Company adopted Prime Executions, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% if their salary or the mazimum allowed under the Code. All employees who are legal age 21 and completed 1,000 hours of service is eligible. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors. During 2013, the Company contributed $-0- to the Plan.

Note 7 - Commitments

Office Lease

The Company leases one space. It is under a month-to-month lease at $1,500 per month and may be cancelled ay any tme.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk (continued)

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 9 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company had Net Capital of $1,078,271 which was $1,047,501 in excess of its required net capital of $30,770 The Company's net capital ratio was 42.8%.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Prime Executions, Inc.
c/o Accounting and Compliance International
40 Wall Street, 17th Floor
New York, NY 10005

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Prime Executions, Inc., (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prime Executions, Inc., as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 24, 2014

PRIME EXECUTIONS, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2013

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Stockholders of
Prime Executions, Inc.
c/o Accounting and Compliance International
40 Wall Street, 17th Floor
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Prime Executions, Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;

2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013, noting no exceptions;

3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;

4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and

5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
February 24, 2014

PRIME EXECUTIONS, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2013

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 5,679,122
Additions	-
Deductions	(138,519)
SIPC Net Operating Revenues	$ 5,540,603

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 5,540,603
General Assessment @ .0025	13,852

Assessment Remittance:

Less: Payment made with Form SIPC-6 in August, 2013	(6,402)
Assessment Balance Due	$ 7,450

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2013:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 5,540,603
SIPC Net Operating Revenues as computed above	5,540,603
Difference	$ -